Exhibit 4.8

LINKLATERS
& ALLIANCE

Dated 1 March, 2002

(1) ARM LIMITED

and

(2) TIMOTHY SCORE

EXECUTIVE SERVICE AGREEMENT

LINKLATERS One Silk Street London EC2Y 8HQ Telephone: (44-20) 7456 2000 Facsimile: (44-20) 7456 2222 Ref: NIR

An Agreement made the      day of      2002 between:
(1)	ARM Limited (Company Number: 2557590) whose registered office is situated at 110 Fulbourn Road, Cambridge CB1 9NJ (the “Company”); and

(2)	Timothy Score of Chestnut Farmhouse, Monks Risborough Bucks HP27 OJT (the “Executive”).

Now it is hereby agreed:

1.	Definitions

In this Agreement unless the context otherwise requires:

	1.1.	the “Board” means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purpose of this agreement;

	1.2.	“Group Companies” means the Company, its holding company and all subsidiary and associated companies of the Company/its holding company;

	1.3.	“associated company” means a company which falls to be so treated as such for the purpose of Statement of Standard Accounting Practice No. 1 of the Institute of Chartered Accountants in England and Wales;

	1.4.	“subsidiary” and “holding company” have the meanings ascribed thereto in Section 736 of the Companies Act 1985 as amended.

	1.5.	references to any statutory provisions include any modifications or re-enactments of those provisions.

2.	Term and Appointment

	2.1.	The Company shall engage the Executive and the Executive shall serve the Company as hereinafter provided (the “Appointment”). The Appointment shall commence on 1 March 2002 (or earlier if possible) and shall subject to Clauses 19 and 20 below continue unless and until terminated by either party giving to the other (i) not less than 12 months previous notice in writing; or (ii) if shorter, written notice which is equal to the period of time from the date upon which notice is given to the Executives’ 65th birthday.

	2.2.	Where notice is served to terminate the Appointment, whether by the Company or the Executive, the Company in its absolute discretion shall be entitled to terminate the Appointment forthwith by paying to the Executive salary alone as set out in Clause 7 in lieu of any required period of notice (less any deductions the Company is required to make). A payment made under this clause will be in full and final settlement of any and all claims under this Agreement.

	2.3.	Where notice is served to terminate the Appointment whether by the Company or the Executive, the Company in its absolute discretion shall be entitled to require the Executive to comply with any of the provisions in Clause 5 below.

	2.4.	The Appointment shall automatically cease on the Executive’s 65th birthday.

3.	Duties

	3.1.	During the Appointment the Executive shall devote the whole of his time and attention to the duties assigned to him and shall well and faithfully serve the Company and use his best endeavours to promote the interests of the Company and shall obey all reasonable and lawful directions given to him by or under the authority of the Board and subject thereto the Executive shall perform the duties of Chief Financial Officer or such other duties as may be agreed by the Director and the Company from time to time.

	3.2.	The Executive’s normal working hours are from 9.00 to 5.30 Monday to Friday together with such additional hours as may be necessary for the proper performance of his duties.

	3.3.	The Executive acknowledges that he is a managing executive with autonomous decision making powers as that term is defined in Regulation 20(a) of the Working Time Regulations 1998 (“the Regulations”).

	3.4.	The Executive may be required in pursuance of his duties hereunder:

		3.4.1.	to perform services not only for the Company but also for any of the Group Companies and without further remuneration (except as otherwise agreed) to accept such offices in any of the Group Companies as the Company may from time to time reasonably require and if the Executive shall cease to be a director for any reason then he may at the will of the Company continue as an employee;

		3.4.2.	to work at such places within the United Kingdom as the Company may require, the Company reimbursing the Executive in respect of all reasonable relocation expenses in accordance with the Company’s relocation policy at that time;

		3.4.3.	to travel to such places whether in or outside the United Kingdom by such means and on such occasions as the Company may from time to time require; and

		3.4.4.	to transfer his employment to any other Group Company.

	3.5.	The Company may appoint any other person to act jointly with the Executive.

	3.6.	The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of the Company or any other Group Company in a prompt and timely manner. The Executive will provide information to the Board in writing if requested.

	3.7.	The Executive will promptly disclose to the Board full details of any wrongdoing by any employee of any Group Company where that wrongdoing is material to that employee’s employment by the relevant company or to the interests or reputation of any Group Company.

	3.8.	At any time during the employment the Company may require the Executive to undergo a medical examination by a medical practitioner appointed by the Company. The Executive authorises that medical practitioner to disclose to the Company any report or test results prepared or obtained as a result of that examination and to discuss with it any matters arising out of the examination which might prevent the Executive properly performing his duties.

4.	Interests of the Executive

	4.1.	The Executive will disclose promptly in writing to the Board all his interests (for example, shareholdings or directorships) in any businesses, whether or not of a commercial or business nature except his interests in any Group Company.

	4.2.	Subject to Clause 4.3, during the Employment the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Group Company (except as a representative of the Company or with the written consent of the Board).

	4.3.	The Executive may not hold or be interested in investments which amount to more than one per cent of the issued investments of any class of any one company whether or not those investments are listed or quoted on any recognised Stock Exchange or dealt in on the Alternative Investments Market (an “Investment”). All such holdings must be held by way of bona fide investment only.

The Executive will (and will procure that his wife and dependent children) comply with Part V of the Criminal Justice Act 1993 and with the London Stock Exchange Limited’s Model Code for Securities Transactions by Directors of Listed Companies and rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

	4.4.	The Executive shall disclose to the Board any matters relating to his spouse, their children or their parents which, if they applied to the Executive, would contravene Clauses 4.1 and/or 4.2, to the extent that the Executive has actual knowledge of such matters.

5.	Garden Leave

At any time after notice to terminate the employment is given by either party under Clause 2.1 above, or if the Executive resigns without giving due notice and the Company does not accept his resignation, the Company may require the Executive to comply with any or all of the provisions in Clause 16.1 and 16.2 for a maximum period of not more than 6 months (the “Garden Leave Period”).

	5.1.	The Company may require that the Executive does not:

		5.1.1.	enter or attend the premises of the Company or any other Group Company; or

		5.1.2.	contact or have any communication with any customer or client of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

		5.1.3.	contact or have any communication with any employee, officer, director, agent or consultant of the Company or any other Group Company in relation to the business of the Company or any other Group Company; or

		5.1.4.	become employed by, a director of, a partner of or act as a consultant to any other company, business, partnership or other entity;

		5.1.5.	remain or become involved in any aspect of the business of the Company or any other Group Company except as required by such companies.

	5.2.	The Company may require the Executive:

		5.2.1.	complies with the provisions of Clause 22; and

		5.2.2.	immediately resigns from any directorship which he holds in the Company, any other Group Company or any other company where such directorship is held as a consequence or requirement of the employment, unless he is required to perform duties to which any such directorship relates in which case he may retain such directorships while those duties are ongoing. The Executive hereby irrevocably appoints the Company to be his attorney to execute any instrument and do anything in his name and on his behalf to effect his resignation if he fails to do so in accordance with this Clause 5.2.2

	5.3.	During the Garden Leave Period, the Executive will be entitled to receive his salary and all contractual benefits in accordance with the terms of this Agreement.

5.4.	At the end of or at any time during the Garden Leave Period, the Company may, at its sole and absolute discretion, pay the Executive salary in lieu of the balance of any period of notice given by the Company or the Executive (less any deductions the Company is required by law to make).

6.	Holiday Entitlement

During the Appointment the Executive shall be entitled to 25 working days’ paid holiday (in addition to public holidays) in each calendar year to be taken at such time or times as may be approved by the Board. Regulations 14, 15 and 16 of the Regulations do not apply to this Appointment. Holiday entitlement not taken during the year may be carried over to the following year, provided it is taken before 30 April in the following calendar year subject to a maximum of 5 calendar days. Upon the determination of the Appointment either the Executive shall be entitled to receive payment in lieu of accrued holidays not taken at that date (provided that such determination is not pursuant to Clause 19) or the Company shall be entitled to make a deduction from the Executive’s remuneration in respect of holidays taken in excess of the accrued entitlement. The accrued holiday entitlement at the date of determination shall be calculated on the basis of 2.08 days’ holiday for each completed calendar month of service in the then current calendar year and the amount of the payment in lieu or deduction shall be calculated on the basis of 1/260 of the Executive’s annual salary for each day’s holiday not taken or taken in excess of the accrued entitlement. For the avoidance of doubt if the Executive’s Appointment is terminated without notice, the Executive will not be entitled to holiday pay which would have accrued during the notice period, had the Executive continued to have been employed throughout that time.

7.	Remuneration

	7.1.	During the Appointment, as remuneration for his services hereunder, the Executive shall be paid a fixed salary at the rate of £170,000 per annum or such other rate as may from time to time be agreed. Such salary shall be inclusive of any fees or remuneration which he would otherwise be entitled to receive from the Company or any Associated Company and shall be payable by bank credit transfer in equal monthly instalments in arrears on or around the last Thursday of each calendar month.

	7.2.	The Remuneration Committee of the Company will review the Executive’s salary annually. The first review will take place on 1 January 2003. Any increase of salary is entirely at the Remuneration Committee’s discretion and the Company will have no contractual obligation to increase the Executive’s salary.

	7.3.	In addition to the said salary, the Executive shall participate in a relevant bonus scheme. The terms of the bonus will be agreed by the Remuneration Committee and the terms will be notified to the Executive.

8.	Expenses

The Executive shall be entitled to be repaid all reasonable travelling hotel and other expenses properly authorised by the Board and incurred in or about the performance of the duties hereunder, which expenses shall be evidenced in such manner as the Company may specify from time to time.

9.	Private Health Insurance

Provided that the Executive complies with any eligibility requirements or other conditions set by the Company and any insurer appointed by the Company the Executive, his spouse and where applicable his children under 21 may, at the Company’s expense, participate in the Company’s private health insurance arrangements subject always to the rules of the scheme.

10.	Permanent Health Insurance

Without prejudice to the Company’s right to terminate the Executive’s employment at any time in accordance with Clause 2, 19 or 20, if the Executive complies with any eligibility or other conditions set by the Company and any insurer appointed by the Company from time to time (the “Insurer”), the Company shall provide the Executive with permanent health insurance. The terms upon which this insurance is provided and the level of cover will be in accordance with the Company’s policy from time to time. The Executive understands and agrees that if the Insurer fails or refuses to provide him with any benefit under the insurance arrangement provided by the Company the Executive will have no right of action against the Company in respect of such failure or refusal.

11.	Death in Service

The Company will provide the benefit of four times annual salary on accidental death (subject always to the rules of such scheme). These arrangements are in addition to any death benefits hereafter provided under the Company’s Pension Scheme.

12.	Pension

The Executive will be offered membership of the GPPP subject to and in accordance with the rules of the relevant scheme as amended from time to time. Subject to Inland Revenue limits and the Executive making a minimum contribution of 4% of base salary per annum, the Company will pay contributions of 10% base salary to said scheme per annum.

13.	Company Car

The Company shall provide the Executive with

	(i)	a Company car to a value of up to £40,000 or a non pensionable car allowance of nine thousand pounds (£9,000) gross per annum payable monthly in arrears; and

	(ii)	a non pensionable petrol allowance of £166.66 gross per month payable monthly in arrears.

14.	Mobile Phone

To assist in the performance of the duties hereunder the Company shall during the Appointment provide the Executive with a mobile phone of a cost and type to be determined from time to time by the Board and subject to any terms and conditions which the Company may from time to time reasonably impose on the Executive in relation thereto. Subject thereto the Company shall bear the cost of maintaining the same and shall reimburse the Executive reasonable expenses of the mobile phone. The Executive shall:

	14.1.	take good care of the mobile phone and ensure that the provisions and conditions of any policy of hiring or use thereto are observed;

	14.2.	return the mobile phone and all consequential machinery and all documents relating to such mobile phone to the Company’;s registered office immediately upon the termination of the Appointment howsoever arising.

15.	Directors’ and Officers’ Liability Insurance

The Company shall provide the Executive with directors’ and officers’; liability insurance to indemnify the Executive in proceedings brought by third parties for losses, damages and other costs arising out of the Executive’s acts and/or omissions committed in the performance of his duties.

16.	Confidential information

16.1.	The Executive shall not use or divulge or communicate to any person other than with proper authority any of the trade secrets or other confidential information of or relating to the Company or any of the Group Companies (including but not limited to details of customers, potential customers, consultants, suppliers, potential suppliers, designs, product details, future product details, prices, discounting arrangements, specific product applications, existing trade arrangements, terms of business and those in the course of negotiation, operating systems, pricing and fee structures, financial information, inventions, research and development activities which he may have created, developed, received or obtained while in the service of the Company or any of the Group Companies. This restriction shall continue to apply after the termination of the Appointment howsoever arising without limit in point of time including ideas, information or knowledge which may come into the public domain for so long as the Executive is in a position to use such information more readily than others who have not worked for the Company.

	16.2.	The Executive shall not during the Appointment make otherwise than for the benefit of the Company any records (whether recorded on paper, computer memory or discs or otherwise) relating to any matter within the scope of the business of the Company or any of the Group Companies or concerning any of its or their dealings or affairs nor either during the Appointment or thereafter use or permit to be used any such records otherwise than for the benefit of the Company, it being agreed by the parties that all such records (and copies thereof) in the possession or control of the Executive shall be the property of the Company and shall be handed over by the Executive to the Company from time to time and on demand and in any event upon the termination of the Appointment.

17.	Inventions and Creative Works

	17.1.	The Executive acknowledges that in the course of his employment and as part of his duties he may conceive or make, individually or with others, certain inventions, ideas, discoveries, developments, writings, designs, drawings, improvements and innovations, whether or not patentable, or capable of registration (collectively, “Inventions”); and he may develop or produce, individually or with others, certain works in which copyright and/or unregistered design right will subsist in various media, including but not limited to electronic materials (collectively, “Creative Works”) AND agrees that he will promptly disclose in writing to the Company all Inventions and Creative Works.

17.2.	“Intellectual Property” means patents, trademarks and service marks, rights in designs, trade or business names, copyrights (including rights in computer software) (whether or not any of these is registered and including applications for registration of any such thing) and all rights or forms of protection of a similar nature or having equivalent or similar effect to any of these which may subsist anywhere in the world.

17.3.	The Executive acknowledges that any Inventions or Creative Works and any and all Intellectual Property subsisting or which may in the future subsist in such Inventions or Creative Works whether or not conceived or made during working hours, including, without limitation, those which:

	17.3.1.	relate in any manner to the business of the Company or any of the Group Companies or to its or their actual or demonstrably anticipated activities; or

	17.3.2.	result from or are made in the course of the Executive’s employment by the Company; or

	17.3.3.	involve the use of any equipment, supplies, facilities, confidential information, documents, Intellectual Property or time of the Company or any of the Group Companies,

will on creation vest in and be the exclusive property of the Company in the United Kingdom or any other part of the world and where the same does not automatically vest as aforesaid the Executive agrees to assign the same to the Company (or as it may direct) or in the case of any future copyright in the same the Executive hereby assigns such copyright to the Company.

17.4.	The Executive agrees that, without limitation to the foregoing:

	17.4.1.	any Invention disclosed by the Executive to a third person or described in a patent or registered design application filed by the Executive or on the Executive’s behalf; and

	17.4.2.	any Creative Work disclosed to a third person, published or the subject of an application for copyright or other registration filed by the Executive or on the Executive’s behalf,

during or within six (6) months following termination of the Appointment will be presumed to have been written, developed, produced, conceived or made by the Executive during the Appointment, unless proved by the Executive to have been written, developed, produced, conceived or made by the Executive following the termination of the Appointment.

	17.5.	The Executive hereby irrevocably waives any rights which he may have in the Inventions or the Creative Works which are or have been conferred on him by Chapter IV of Part I of the Copyright, Designs and Patents Act 1988 headed “Moral Rights” and by any other laws of a similar or equivalent nature in any of the countries of the world.

	17.6.	The Executive will also, at the Company’s request and expense, execute specific assignments of any Inventions or Creative Work and execute, acknowledge and deliver such other documents and take such further action as the Company may require, at any time during or subsequent to the period of the Appointment, to vest or evidence title in Inventions or Creative Works in the Company (or as it may direct) and to obtain, maintain and defend the Intellectual Property in the Inventions or Creative Works in any and all countries or to otherwise give effect to the provisions of this Agreement.

	17.7.	The Executive HEREBY IRREVOCABLY APPOINTS the Company to be his attorney in his name and on his behalf to execute and do any such instrument or thing and generally to use his name for the purpose of giving to the Company or its nominee the full benefit of the provisions of this Clause 17 and acknowledges in favour of any third party that a certificate in writing signed by any Director or the Secretary of the Company that any instrument or act falls within the authority hereby conferred shall be conclusive evidence that such is the case.

	17.8.	The Executive shall not knowingly do or permit to be done any act or omit to do any thing which might imperil, jeopardise or prejudice any of the rights referred to in this Clause 17 or which might invalidate or prejudice any application made by the Company for a patent, registered design, copyright, design right or other similar right in any part of the world.

18.	Restrictions after Termination

	18.1.	The Executive shall not for the following periods after the termination of the Appointment howsoever arising (but excluding repudiatory breach of this Agreement by the Company) save with the prior written consent of the Board which shall not be unreasonably refused directly or indirectly, either alone or jointly with or on behalf of any person, firm, company or entity and whether on his own account or as principal partner, shareholder, director, employee, consultant or in any other capacity whatsoever:

18.1.1.	for 3 months (less any Garden Leave Period imposed by the Company under Clause 5 above) following termination in the Relevant Territory and in competition with the Company or any of the Relevant Group Companies engage, assist or be interested in any undertaking which provides services/products identical or similar to those provided by the Company or any of the Relevant Group Companies in the 12 months prior to termination and with which the Executive was concerned in the said period of 12 months;

18.1.2.	for 6 months (less any Garden Leave Period imposed by the Company under Clause 5 above) following termination in the Relevant Territory solicit or interfere with or endeavour to entice away from the Company or any of the Relevant Group Companies any person, firm, company or entity who was a client/customer of the Company or any of the Relevant Group Companies in the 12 months prior to termination and with whom the Executive was concerned or had personal contact in the said period of 12 months;

18.1.3.	for 3 months (less any Garden Leave Period imposed by the Company under Clause 5 above) following termination in the Relevant Territory be concerned with the supply of services/products to any person, firm, company or entity which was a client/customer of the Company or any of the Relevant Group Companies in the 12 months prior to termination where such services/products are identical or similar to or in competition with those services/products supplied by the Company or any of the Relevant Group Companies in the said 12 month period, with which supply the Executive was concerned in the said period of 12 months;

18.1.4.	for 6 months (less any Garden Leave Period imposed by the Company under Clause 5 above) following termination in the Relevant Territory solicit or interfere with or endeavour to entice away from the Company or any of the Relevant Group Companies any person, firm, company or entity who was a supplier of services/goods to the Company or any of the Relevant Group Companies in the 12 months prior to termination and with whom the Executive was concerned or had personal contact in the said period of 12 months;

18.1.5.	for 6 months (less any Garden Leave Period imposed by the Company under Clause 5 above) following termination offer to employ or engage or solicit the employment or engagement of any person who immediately prior to the date of termination and during that 6 month period remains a significant employee or director of the Company or any of the Relevant Group Companies and with whom the Executive closely in the 12 months prior to termination (whether or not such person would commit any breach of their contract of employment or engagement by reason of leaving the service of such company); and

	18.1.6.	represent himself as being in any way connected with or interested in the business of the Company or any of the Relevant Group Companies.

18.2.	Each of the obligations contained in this clause constituted an entire separate and independent restriction on the Executive, despite the fact that they may be contained in the same phrase and if any part is found to be unenforceable the remainder will remain valid and enforceable.

18.3.	While the restrictions are considered by the parties to be fair and reasonable in the circumstances, it is agreed that if any such restrictions should be judged to be void or ineffective for any reason but would be treated as valid and effective if part of the wording thereof were deleted or the periods thereof reduced or the area thereof reduced in scope, the said restrictions shall apply with such modifications as will be necessary to make them valid and effective.

18.4.	The Executive agrees that he will at the request and cost of the Company enter into a direct agreement with any of the Group Companies under which he will accept restrictions corresponding to the restrictions contained in this clause (or such as will be appropriate in the circumstances) in relation to such Group Company.

18.5.	The provisions of this clause will not prevent the Executive from holding an Investme

18.6.	For the purposes of this Clause:

	18.6.1.	a “Relevant Group Company” shall mean any of the Group Companies for which the Executive has performed services or in which he has held office during the 12 months immediately preceding termination; and

	18.6.2.	“the Relevant Territory” shall mean the following countries UK, US, France, Germany, Holland, Scandinavia, Korea, Japan, and Taiwan.

19.	Termination by Events of Default

	19.1.	The Company may terminate the Employment immediately by written notice if the Executive:

		19.1.1.	has not performed his duties under this agreement to the standard required by the Board;

		19.1.2.	commits any serious or persistent breach of his obligations under this agreement; or

		19.1.3.	does not discharge his duties efficiently and diligently; or

		19.1.4.	does not comply with any term of this agreement; or

		19.1.5.	does not comply with any lawful order or direction given to him by the Board; or

		19.1.6.	is guilty of any gross misconduct or conducts himself (whether in connection with the Employment or not) in a way which is harmful to any Group Company; or

		19.1.7.	is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the Employment or not; or

		19.1.8.	commits (or is reasonably believed by the Board to have committed) a breach of any legislation in force which may affect or relate to the business of any Group Company; or

		19.1.9.	becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or

		19.1.10.	becomes disqualified from being a director of a company [or the Executive’s directorship of the Company terminates without the consent or concurrence of the Company].

	19.2.	The Executive will have no claim for damages or any other remedy against the Company if the Employment is terminated for any of the reasons set out in clause 19.1.

	19.3.	Any delay by the Company in exercising such right to terminate shall not constitute a waiver thereof.

20.	Incapacity

	20.1.	If the Executive shall be incapacitated during the Appointment by ill-health or accident from performing his duties hereunder for an aggregate of 130 working days or more in any period of twelve months the Company may by written notice to the Executive forthwith (or as from a future date specified in the notice) discontinue payment in whole or part of the remuneration under Clause 7 hereof until the Executive returns to work shall cease or (whether or not his remuneration shall have been discontinued as aforesaid) determine the Appointment. Subject as aforesaid the said remuneration shall continue to be payable to the Executive under Clause 7 notwithstanding such incapacity but the Company shall be entitled to set off or deduct therefrom the amount of any sickness or other benefit to which the Executive is entitled under Social Security legislation for the time being in force.

	20.2.	If the Executive is absent from work due to sickness or injury which is caused by the fault of another person, and as a consequence recovers from that person or another person any representing compensation for loss of salary under this Agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence.

21.	Suspension

The Company may suspend the Executive from the Employment on full salary for a reasonable period to investigate any matter in which the Executive is implicated or involved (whether directly or indirectly).

22.	Obligations upon Termination

Upon the termination of the Appointment [or the commencement of Garden Leave] howsoever arising the Executive shall:

	22.1.	at any time or from time to time thereafter upon the request of the Company, resign without claim for compensation from all offices held in the Company or any of the Group Companies and from membership of any organisation acquired by reason of or in connection with the Appointment and shall he fail to do so the Company is hereby irrevocably appointed to be the Executive’s Attorney in his name and on his behalf to execute any documents and to do any things necessary or requisite to give effect to this sub-clause;

	22.2.	deliver to the Board all documents (including, but not limited to, correspondence, lists of clients or customers, notes, memoranda, plans, drawings and other documents of whatsoever nature and all copies thereof) made or compiled or acquired by the Executive during the Appointment and concerning the business, finances or affairs of the Company or any of the Group Companies or clients.

23.	Reconstruction and Amalgamation

If at any time the Executive’s employment is terminated in connection with any reconstruction or amalgamation of the Company or any of the Group Companies whether by winding up or otherwise and the Executive receives an offer on terms which (considered in their entirety) are not less favourable to any material extent than the terms of this Agreement from a company involved in or resulting from such reconstruction or amalgamation the Executive shall have no claim whatsoever against the Company or any such company arising out of or connected with such termination.

24.	Notices

Any notice to be given hereunder shall be in writing. Notices may be given by either party by personal delivery or post or by fax addressed to the other party at (in the case of the Company) its registered office for the time being and (in the case of the Executive) his last known address and any such notice given by letter or fax shall be deemed to have been served at the time at which the letter was delivered personally or transmitted or if sent by post would be delivered in the ordinary course of post.

25.	Previous Contracts

This Agreement is in substitution for any previous contract of service between the Company or any of the Group Companies and the Executive which shall be deemed to have been terminated by mutual consent as from the commencement of the Appointment.

26.	Data Protection

	26.1.	For the purposes of the Data Protection Act 1998 (as amended), the Executive gives his consent to the holding and processing of personal data provided by him to the Company or other Group Companies for all purposes relating to the performance of this agreement including, but not limited to:

		26.1.1.	administering and maintaining personal records;

		26.1.2.	paying and reviewing salary and other remuneration and benefits;

		26.1.3.	providing and administering benefits (including, if relevant, pension, life assurance, permanent health insurance and medical insurance);

		26.1.4.	undertaking performance appraisals and reviews;

		26.1.5.	maintaining sickness and other absence records;

		26.1.6.	taking decisions as to the Executive’s fitness for work;

27.	Proper Law

This Agreement shall be governed and construed in all respects in accordance with English law.

28.	Construction

	28.1.	The headings in this Agreement are inserted for convenience only and shall not affect its construction.

	28.2.	Any reference to a statutory provision shall be construed as a reference to any statutory modification or re-enactment thereof (whether before or after the date hereof) for the time being in force.

29.	Contracts (Rights of Third Parties) Act 1999

A party who is not a party to this Agreement has no right under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this Agreement but this does not affect any right or remedy of the third party which exists or is available apart from in relation to that Act.

30.	Statutory Information and Schedule 1

This Agreement and the attached Schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of the Employment Rights Act 1996. Schedule 1 hereto (in addition to this Agreement) constitutes a written statement as at the date hereof of the terms of employment of the Executive; it does not form part of the contract of employment and may be varied by the Company by notice in writing to the Executive of any changes applicable to his employment.

In witness whereof the Executive has signed as a deed and the Company has signed the day and year first before written.

SIGNED as a DEED by the said
TIMOTHY SCORE       /s/ Timothy Score
in the presence of:

   /s/ J.P. Horton
Witness’s signature

Name	J.P. Horton

Address	Chestnut Barn Aylesbury Road Monks Risborough, HP27 OJT

Occupation	Marketing Director

SIGNED by [        ]
duly authorised for and on behalf of
ARM Limited in the presence of:

Director      /s/ Warren East

Secretary

Schedule 1

1.	The Executive has been continuously in the employment of the Company (including reckonable service with any of the Group Companies) since [fill in start date].

2.	Rate of Remuneration and the intervals at which it is paid are contained in Clause 6.

3.	There are no specific terms and conditions relating to hours of work except as provided in Clause 3.2.

4.	The terms and conditions relating to holidays are contained in Clause 6 and those relating to sickness are contained in Clause 20.

5.	The Executive is entitled to participate in (i) such pension arrangements as may be made for his benefit, (ii) accident disability scheme, and (iii) medical insurance scheme (subject always to the rules thereof as amended from time to time); full details of which are available from the Company Secretary.

6.	Particulars as to the length of notice to terminate are contained in Clause 2.

7.	Particulars as to the work for which the Executive is employed are contained in Clause 3.

8.	Subject to Clause 4 the Executive’s place of work at the date of this Schedule is 110 Fulbourn Road, Cambridge CB1 9NJ.

9.	There are no disciplinary rules applicable to the Executive except as provided in this Agreement and if the Executive is dissatisfied with any disciplinary decision he should apply orally or in writing to the Board.

10.	Any application for the purpose of seeking redress of any grievance relating to the Executive’s employment should be made either orally or in writing to the Chief Executive Officer of the Company and if still unresolved after ten days to the Board.

11.	A contracting-out certificate is not in force in respect of the Executive’s employment.

12.	Details of the Executive’s work outside the UK are contained in Clause 4.